Exhibit 2.2

December 17, 2014

Re:	Clarifying Amendment of Purchase Agreement; Confirmation of Understanding Regarding December Rent Deferrals

Ladies and Gentlemen:

Reference is made to the Asset Purchase Agreement, dated as of November 19, 2014, by and among Zenith Education Group, Inc. (“Purchaser”) and Corinthian Colleges, Inc. (in its capacity as the “Seller Representative,” and, together with the other seller parties named therein, the “Sellers”) and the other persons signatory thereto (the “Purchase Agreement”). All defined terms used in this letter and not defined herein shall have the meanings given to them in the Purchase Agreement.

1.     The Sellers may defer until January 2015, with the acquiescence of the relevant landlords, up to an aggregate of $3.5 million rent payable for the month of December 2014 under the Assumed Leases, the Illinois Leases, the Teach Out Leases, the 1.13(d) Leases, and the 1.13(e) Leases.

2.     All rent amounts from December 2014 (which may include previously deferred amounts that were to be repaid in December 2014) that are deferred pursuant to the preceding paragraph and not paid prior to Closing (the “December Deferred Rent”) shall be included as a liability in Estimated Closing Working Capital and Final Closing Working Capital notwithstanding any application or purported application of the policies and procedures set forth on Schedule 1.6(a) to the Purchase Agreement. To the extent the December Deferred Rent is included as a liability in Estimated Closing Working Capital and Final Closing Working Capital it shall be deemed to be an Assumed Liability (as provided in Section 1.3(b) of the Purchase Agreement). If the inclusion of December Deferred Rent as a liability in Estimated Closing Working Capital results in the net proceeds payable to Sellers pursuant to Section 1.7(a) of the Purchase Agreement (after giving effect to all of the adjustments contemplated by Section 1.7(a) of the Purchase Agreement) being a negative amount and the Sellers do not take such steps as Purchaser may reasonably request (including depositing the net shortfall that would otherwise be payable by the Sellers to Purchaser at the Initial Closing into the Adjustment Escrow Fund), then the condition to Closing contemplated by Section 6.2(h) of the Purchase Agreement shall not be satisfied and Purchaser shall accordingly not be obligated to consummate the Closing unless such condition has been satisfied by the Sellers or waived by Purchaser.

3.     The parties do not intend that the inclusion of December Deferred Rent would reduce Purchaser’s ability to include rent deferred for periods prior to the Agreement Date in either Estimated Closing Working Capital or Final Closing Working Capital. To give effect to that intention, the calculations of Estimated Closing Working Capital and Final Closing Working Capital will be made so that the same amount of rent from period prior to the Agreement date deferred into a period after the Closing Date is included as a current liability as it would have been had the December Deferred Rent not been included in Estimated Closing Working Capital or Final Closing Working Capital.

4.     Subject to the foregoing, Purchaser consents to the distribution by the Sellers to landlords identified specifically to Purchaser and approved by Purchaser a letter in the form attached hereto as Annex A, pursuant to which ECMC Group, Inc., an affiliate of Purchaser, shall guarantee the payment of December deferred rent, subject to the satisfaction of the conditions enumerated therein.

This letter is intended to clarify our respective understanding of the Purchase Agreement with respect only to the matters specifically enumerated above and to amend the Purchase Agreement only to the extent necessary to do so. Please indicate your acceptance of its terms and your intention that it be a valid and binding obligation of each of the Sellers by countersigning it where indicated below.

Very truly yours,

ZENITH EDUCATION GROUP, INC.

By:	/s/ Gregory A. Van Guilder
Name:	Gregory A. Van Guilder
Title:	Treasurer

Acknowledged, Confirmed and Agreed:

In its capacity as the Seller Representative, on behalf of all of the Sellers,

CORINTHIAN COLLEGES, INC.

By:	/s/ Robert C. Owen
Name:	Robert C. Owen
Title:	EVP and CFO

Annex A to Side Letter

[Date __], 2014

[INSERT LANDLORD NAME AND ADDRESS]

RE:      Repayment of December Rent Deferral Amounts / [INSERT PROPERTY ADDRESS]

To whom it may concern:

This letter will confirm that Corinthian Colleges, Inc. (“CCI”) and ECMC Group, Inc. (“ECMC”), subject to the last sentence of this paragraph, agree to pay the full amount of December 2014 rent and other charges (which may include the portion of previously deferred amounts that were to be repaid in December 2014) that are to be deferred into January 2015, as per the agreement that you have recently negotiated with CCI or its real estate consultant Hilco Real Estate (“HRE”), in the amounts and under the terms agreed upon between you and CCI or HRE. This letter applies only to rent and other charges that accrued in December 2014 and which are deferred into January 2015, and it does not apply to any other lease obligations of CCI or any affiliate of CCI. ECMC’s obligations under this letter are contingent upon ECMC or its affiliates closing on the acquisition of certain of the assets of CCI and its affiliates, the assignment or sublease at the closing of your lease from CCI to Zenith Education, Inc., a Delaware nonprofit corporation whose sole member is ECMC, and your consent to that assignment or sublease.

If you have any questions, please get in touch with your HRE contact as soon as possible.

ECMC Group, Inc		Corinthian Colleges, Inc.

By:		By:
	Gregory A. VanGuilder, CFO		Paul S. Dimeo, VP Real Estate